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09058746 ...MISSION

Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51883

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: USP Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

15305 Dallas Pkwy, Ste 1600
(No. and Street)

Addison (City) TX (State) 75001 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kimberly Tillett 972-713-3500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name – *if individual, state last, first, middle name*)

717 N. Harwood, Ste 3100 (Address) Dallas, (City) TX (State) 75201 (Zip Code)

SEC Mail Processing Section

FEB 27 2009

Washington, DC
111

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/16

AB 3/17

OATH OR AFFIRMATION

I, Kimberly D. Tillett, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of USP Securities Corporation, as of February 20, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

RHONDA L. NICHOLAS
Notary Public
State of Texas
Comm. Expires 9-17-2011

Kimberly D. Tillett
Signature

President
Title

Rhonda L. Nicholas
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

USP SECURITIES CORPORATION

Table of Contents

KPMG

KPMG LLP
Suite 3100
717 North Harwood Street
Dallas, TX 75201-6585

Independent Auditors' Report

The Shareholder
USP Securities Corporation:

We have audited the accompanying statement of financial position of USP Securities Corporation (a wholly owned subsidiary of United Surgical Partners International, Inc.) (the Company) as of December 31, 2008, and the related statements of operations, changes in shareholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of USP Securities Corporation as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

February 20, 2009

USP SECURITIES CORPORATION

Statement of Financial Position

December 31, 2008

Assets

Cash	$	89,128

Liabilities and Shareholder's Equity

Liability – due to related party	$	9,238
Shareholder's equity:		
Common stock, no par value. Authorized, issued, and outstanding 1,000 shares		394,000
Accumulated deficit		(314,110)
Total shareholder's equity		79,890
Total liabilities and shareholder's equity	$	89,128

See accompanying notes to financial statements.

USP SECURITIES CORPORATION

Statement of Operations

Year ended December 31, 2008

Revenue	$	—
Expenses:		
Regulatory fees and allocated expenses		49,184
Net loss	$	(49,184)

See accompanying notes to financial statements.

USP SECURITIES CORPORATION

Statement of Changes in Shareholder's Equity

Year ended December 31, 2008

		Common stock	Accumulated deficit	Total
Balance, December 31, 2007	$	294,000	(264,926)	29,074
Contributions of capital by parent		100,000	—	100,000
Net loss		—	(49,184)	(49,184)
Balance, December 31, 2008	$	394,000	(314,110)	79,890

See accompanying notes to financial statements.

USP SECURITIES CORPORATION

Statement of Cash Flows

Year ended December 31, 2008

Cash flows from operating activities:		
Net loss	$	(49,184)
Adjustments to reconcile net loss to net cash used in operating activities:		
Change in liability – due to related party		(5,954)
Net cash used in operating activities		(55,138)
Cash flows from financing activities – contributions of capital by parent		100,000
Net change in cash		44,862
Balance, beginning of year		44,266
Balance, end of year	$	89,128

See accompanying notes to financial statements.

(1) Organization and Operations

USP Securities Corporation (the Company), originally named OrthoLink Securities Corporation, was incorporated in Tennessee on May 5, 1999 as a broker-dealer in securities. The Company is a wholly owned subsidiary of OrthoLink Physicians Corporation (the Parent), which was acquired on February 12, 2001 by United Surgical Partners International, Inc. (USPI). Accordingly, the Company is ultimately a wholly owned subsidiary of USPI. The Company is licensed as a fully disclosed broker-dealer by the Financial Industry Regulatory Authority (FINRA), (formerly the National Association of Securities Dealers, Inc.). As such, the Company does not carry security accounts for customers or perform custodial functions for customer securities. The Company was formed to meet the U.S. Securities and Exchange Commission (SEC) and the FINRA requirements with respect to offering shares of affiliates of the Parent to qualified investors through agents who are required to be registered by the FINRA. As such, the Company was formed to provide for the registration of these agents.

On February 24, 2003, the Company filed an Article of Amendment with the State of Tennessee to change its name from OrthoLink Securities Corporation to USP Securities Corporation. The State of Tennessee acknowledged this filing with an effective date of March 4, 2003.

The Company has had no revenue since its inception on May 5, 1999.

The Company is dependent upon its Parent and affiliates to provide personnel, certain administrative services, and capital, as necessary, in order to fund operations.

(2) Income Taxes

The Company's results of operations are included and utilized in the federal income tax return of USPI. The Company does not have a tax sharing arrangement with USPI.

USPI pays the Company for tax benefits only to the extent that the Company has incurred prior year tax liabilities on a stand-alone basis. As such, the Company has a deferred tax asset of $109,939 which has a valuation allowance against it of $109,939. Accordingly, the Company has fully reserved the income tax receivable generated by the current year operating losses resulting in zero net income tax benefit for the year ended December 31, 2008.

(3) Related Party Transactions

During 2005, the Company entered into an Expense Sharing Agreement (the Agreement) with USP Texas, L.P. (USP), a wholly owned subsidiary of USPI. The Agreement requires USP to allocate a portion of its expenses to the Company for rent, utilities, offering expenses, and shared personnel costs. This allocation totaled $20,400 in 2008, and is included in the accompanying financial statements.

(4) Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital, as defined, equal to the greater of $5,000 or 6⅔% of aggregate indebtedness. At December 31, 2008, the Company had net capital of $79,890, which exceeded the minimum required amount by $74,890. At December 31, 2008, the Company's aggregate indebtedness to net capital ratio was 0.1 to 1.

(Continued)

(5) Rule 15c3-3 and Regulatory Filings

The Company is exempt from rule 15c3-3 under subsection (k). Under this exemption, the "Computation for Determination of Reserve Requirements" and "Information Relating to the Possession or Control Requirements" are not required.

The Company properly filed the required regulatory reports in a timely manner for all of 2008. The amended fourth quarter report, filed on February 20, 2009, is consistent with the audited financial statements.

Schedule I

USP SECURITIES CORPORATION

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission

December 31, 2008

Net capital:		
Shareholder's equity per the accompanying financial statements	$	79,890
Deductions and/or charges		—
Net capital		79,890
Basic net capital requirements:		
Minimum net capital required (the greater of $5,000 or 6-2/3% of aggregate indebtedness)		5,000
Excess net capital	$	74,890
Total aggregate indebtedness	$	9,238
Ratio of aggregate indebtedness to net capital		0.1 to 1

Note: The above computation does not differ from the amended computation of net capital prepared by the Company as of December 31, 2008 and filed with the Financial Industry Regulatory Authority on February 20, 2009 on Form X-17a-5.

See accompanying independent auditors' report.

USP SECURITIES CORPORATION

Other Required Information

December 31, 2008

Statement of Changes in Liabilities Subordinated to Claims of General Creditors Pursuant to Rule 17a-5(d)(2):
The statement of changes in liabilities subordinated to claims of general creditors is omitted since no such liabilities exist.

Computation for Determination of the Reserve Requirements Pursuant to Rule 15c3-3:
The Company is exempt from maintaining a special reserve bank account under Rule 15c3-3(k)(2)(i).

Information Relating to the Possession or Control Requirements as required by Rule 15c3-3:
Information relating to the possession or control requirements is omitted since the Company has no customer securities in its possession nor under its control.

See accompanying independent auditors' report.

KPMG

KPMG LLP
Suite 3100
717 North Harwood Street
Dallas, TX 75201-6585

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

The Shareholder
USP Securities Corporation:

In planning and performing our audit of the financial statements and schedules of USP Securities Corporation (the Company) as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of the shareholder, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 20, 2009

KPMG

USP SECURITIES CORPORATION

Financial Statements and Schedules

December 31, 2008

(With Independent Auditors' Report Thereon)